UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TASEKO MINES LIMITED

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

876511 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 876511	Page 2 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Exploration Capital Partners 2000 Limited Partnership 88-0451737

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,167,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,167,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person PN

CUSIP No. 876511	Page 3 of 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Resource Capital Investment Corporation 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,167,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,167,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person CO

CUSIP No. 876511	Page 4 of 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Rule Family Trust udt 12/17/98 Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,167,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,167,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person OO

CUSIP No. 876511	Page 5 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Arthur Richards Rule Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,167,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,167,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person IN

CUSIP No. 876511	Page 6 of 8

The Statement on Schedule 13G, dated January 9, 2003, filed by Exploration Capital 2000, Resource Capital, the Trust and Mr. Rule (all as defined below), is hereby amended and restated in its entirety to read as follows:

Item 1.	(a)	Name of Issuer:

Taseko Mines Limited

	(b)	Address of Issuer’s Principal Executive Offices:

Suite 1020—800 West Pender Street Vancouver, British Columbia, Canada V6C 2V6

Item 2.	(a). - (c).	Name, Principal Business Address and Citizenship of Persons Filing:

		(1)	Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”) Citizenship: Nevada

		(2)	Resource Capital Investment Corporation (“Resource Capital”) Citizenship: Nevada

		(3)	Rule Family Trust udt 12/17/98 (the “Trust”) Citizenship: California

		(4)	Arthur Richards Rule (“Mr. Rule”) Citizenship: California

The principal address of each of the above is 7770 El Camino Real, Carlsbad, California 92009.

Item 2.	(d)	Title of Class of Securities: Common Shares without par value

Item 2.	(e)	CUSIP Number: 876511

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 876511	Page 7 of 8

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Exploration Capital 2000, as the direct beneficial owner of 1,167,000 Common Shares of the Issuer; (ii) by virtue of its position as General Partner of Exploration Capital 2000, by Resource Capital; (iii) by virtue of its indirect ownership and control of Exploration Capital 2000 (as owner of 90% of Resource Capital), by the Trust; and (iv) by virtue of his positions with Resource Capital and ownership interest in the Trust, as described in the following sentence, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 876511	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Keith Presnell
Keith Presnell, Chief Financial Officer

Date: February 9, 2004	Resource Capital Investment Corporation

	By:	/s/ Keith Presnell
Keith Presnell, Chief Financial Officer

Date: February 9, 2004	Rule Family Trust udt 12/17/98

	By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee

Date: February 9, 2004	Arthur Richards Rule, individually

	By:	/s/ Keith Presnell
Keith Presnell, Attorney-in-Fact